Exhibit 99.2

Adherex Technologies Inc.

(a development stage company)

Consolidated Balance Sheets

U.S. dollars and shares in thousands, except per share information

	March 31, 2005	December 31, 2004
	(unaudited)
Assets

Current assets
Cash and cash equivalents	$14,703	$17,473
Cash pledged as collateral	75	75
Accounts receivable	19	17
Investment tax credits recoverable	251	252
Prepaid expense	9	11
Other current assets	65	84

Total current assets	15,122	17,912

Capital assets	583	652
Acquired intellectual property rights	19,735	20,415
Other long-term assets	8	10

Total assets	$35,448	$38,989

Liabilities and shareholders’ equity

Current liabilities
Accounts payable and accrued liabilities	$1,581	$1,779

Total current liabilities	1,581	1,779

Future income taxes	7,214	7,463
Other long-term liabilities	122	140

Total liabilities	8,917	9,382

Commitments and contingencies

Shareholders’ equity

Common stock, no par value; unlimited shares authorized; 182,677 shares issued and outstanding	34,179	34,324
Contributed surplus	22,775	22,587
Cumulative translation adjustment	5,850	5,850
Deficit accumulated during development stage	(36,273)	(33,154)

Total shareholders’ equity	26,531	29,607

Total liabilities and shareholders’ equity	$35,448	$38,989

(The accompanying notes are an integral part of these unaudited interim consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Operations

U.S. dollars and shares in thousands, except per share information

	Three Months Ended March 31,
	2005	2004
	(unaudited)	(unaudited)
Revenue	$—	$—

Operating expenses:
Research and development	2,018	1,179
General and administration	718	924
Amortization of acquired intellectual property rights	681	592

Loss from operations	(3,417)	(2,695)

Interest expense	(4)	—
Interest income	53	88

	49	88

Loss before income taxes	(3,368)	(2,607)

Recovery of future income taxes	249	216

Net loss	$(3,119)	$(2,391)

Accumulated deficit - Beginning of period	(33,154)	(18,331)

Accumulated deficit – End of period	$(36,273)	$(20,722)

Net loss per share of common stock, basic and diluted	$(0.02)	$(0.02)

Weighted-average number of shares of common stock outstanding, basic and diluted	182,677	156,064

(The accompanying notes are an integral part of these unaudited interim consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Consolidated Statements of Cash Flows

U.S. dollars and shares in thousands, except per share information

	Three Months Ended March 31,
	2005	2004
	(unaudited)	(unaudited)
Cash flows from (used in):
Operating activities:
Net loss	$(3,119)	$(2,391)
Adjustments for non-cash items:
Amortization of capital assets	88	113
Amortization of acquired intellectual property rights	681	592
Recovery of future income taxes	(249)	(216)
Amortization of leasehold inducements	—	(14)
Stock options issued to consultants	—	19
Stock options issued to employees	188	—
Changes in operating assets and liabilities	(176)	63

	(2,587)	(1,834)

Investing activities:
Purchase of capital assets	(19)	(36)

	(19)	(36)

Financing activities:
Proceeds from exercise of stock options	—	22
Issue costs	(145)	(219)
Other liability repayments	(18)	(12)

	(163)	(209)

Effect of exchange rate on cash and cash equivalents	—	(240)

Net change in cash and cash equivalents	(2,769)	(2,319)

Cash and cash equivalents - Beginning of period	17,472	16,513

Cash and cash equivalents - End of period	$14,703	$14,194

(The accompanying notes are an integral part of these unaudited interim consolidated financial statements)

Adherex Technologies Inc.

(a development stage company)

Notes to Consolidated Financial Statements

U.S. dollars and shares in thousands, except per share information

1. Nature of Operations

Adherex Technologies Inc. (“Adherex”), together with its wholly-owned subsidiaries Oxiquant, Inc. (“Oxiquant”) and Adherex, Inc., both Delaware corporations, and Cadherin Biomedical Inc. (“CBI”), a wholly-owned Canadian subsidiary, collectively referred to herein as the “Company,” is a development stage biopharmaceutical company with a portfolio of product candidates under development for use in the treatment of cancer.

2. Significant Accounting Policies

Reporting currency

Effective January 1, 2005, the Company changed its functional currency from the Canadian dollar to the United States (“U.S.”) dollar as the majority of its operations are denominated in U.S. dollars as the result of increasing activities undertaken in the United States. Concurrent with this change in functional currency, the Company adopted the U.S. dollar as its reporting currency.

The change was effected for prior periods as follows: assets and liabilities were translated into U.S. dollars at the prevailing exchange rates at each balance sheet date; revenues and expenses were translated at the average exchange rates prevailing during each reporting period and equity transactions were translated at the prevailing historical exchange rates at each transaction date. Adjustments resulting from the translations are included in the cumulative translation adjustments in shareholders equity and total $5,850 at December 31, 2004.

Basis of presentation

These unaudited condensed consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include the accounts of Adherex Technologies Inc. and its wholly-owned subsidiaries. The accounting policies used in the preparation of these interim financial statements conform to those used in the Company’s annual financial statements. These interim financial statements do not include all of the disclosures included in the annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the Company’s audited financial statements and notes for the six-month transitional period ended December 31, 2004.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Comparative figures

Certain comparative figures have been reclassified to conform to the current year’s presentation, including patent fees which have been reclassified from research and development to general and administration expenses.

3. Acquired Intellectual Property

On November 20, 2002 Adherex acquired certain intellectual property rights directed to therapeutics with a focus in chemoprotection and chemoenhancement. The intellectual property rights resided in Oxiquant, a holding company with no active business.

Adherex Technologies Inc.

(a development stage company)

Notes to Consolidated Financial Statements (Continued)

U.S. dollars and shares in thousands, except per share information

The acquired intellectual property rights are being amortized over their estimated useful lives of 10 years. The cost and accumulated amortization of the acquired intellectual property rights as of March 31, 2005 and December 31, 2004 are as follows:

	March 31, 2005	December 31, 2004
Cost	$25,891	$25,891
Accumulated amortization	(6,156)	(5,476)

Net book value	$19,735	$20,415

4. Shareholders’ Equity

Stock options

The Company had no stock option activity during the three months ended March 31, 2005.

Stock-based compensation

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) outlined in Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” (“CICA 3870”). Until January 1, 2004, this standard only required the expensing of the fair value of non-employee options, with note disclosure of the fair value and effect of employee and director options on the financial statements. For fiscal years beginning after January 1, 2004, the fair value of all options granted must be expensed in the Statement of Operations. Upon adopting this new standard, the Company elected to retroactively adjust accumulated deficit without restatement. On July 1, 2004, the Company increased the accumulated deficit by $1,686 and increased contributed surplus by the same amount.

Stock-based compensation expense relating to employees totaled $188 for the three-month period ended March 31, 2005. Had the Company adopted the provision of CICA 3870 for the quarter ended March 31, 2004 and recorded stock option compensation expense, the net loss of the Company would have increased as follows:

Three Months Ended March 31, 2004
Net loss before compensation expense	$3,151
Compensation expense	224

Pro forma net loss	$(3,375)

Net loss per common share, basic and diluted	$(0.02)

In estimating the value of each stock option grant, the Block-Scholes option pricing model was used and the following assumptions were used in the calculations: expected dividend of 0%, risk free interest rate of 4%, expected volatility of 70% and expected life of 7 years.

Stock based compensation expense includes all options that vested during the quarter despite the date of grant. There was no stock based compensation expense relating to external consultants for the three-month period ended March 31, 2005 and $25 for the three month period ended March 31, 2004.